SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-14481

TELE LESTE CELLULAR HOLDING COMPANY

(Translation of registrant’s name into English)

Av. Silveira Martins 1036, Cabula

41150-000 Salvador, BA, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELE LESTE CELLULAR HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Tele Leste Celular Participações S.A. Announces the General Ordinary and the General Extraordinary Shareholders’ Meetings” dated February 19, 2003.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Announces the General Ordinary and the General Extraordinary Shareholders’ Meetings

February 19, 2003. (02 pages)

For more information, please contact:

Charles E. Allen

TELE LESTE CELULAR PARTICIPAÇÕES S.A., Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	http://www.telebahiacelular.com.br

(São Paulo-Brazil), (February 19, 2003) – TELE LESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TBE; BOVESPA: TLCP) announces the General Ordinary and the General Extraordinary Shareholders’ Meetings to be held on March 24, 2003, at 01:00 pm, at the headquarters located on Rua Silveira Martins 1036, módulo 3, 3rd floor, Ala C, auditorium, Cabula, in the capital of the State of Bahia, to discuss the following agenda:

At the General Ordinary Shareholders’ Meeting

a)	To examine the accounts presented by the managers, examine, discuss and vote on the corporate financial statements of the fiscal year ended on December 31, 2002;
b)	To approve the capital budget of the Company for the fiscal year of 2003;
c)	To deliberate about the allocation of the results of the 2002 fiscal year;
d)	To elect the Board of Directors members;
e)	To elect the Auditing Committee members;
f)	To establish the annual total remuneration of the managers and the individual remuneration of the Auditing Committee members.

At the General Extraordinary Shareholders’ Meeting

a)	To adopt a new managing model for the Company, consequently by changing the number of members of the Board of Directors to a minimum of 3 and to a maximum of up to 12, as well as their responsibilities and also the titles and the functions of the Directors by amending the articles 14, 15, 16, 17, 18, 20, 22 and 23 of the Company’s By-laws.
b)	To amend the articles 5 and 6 of the Company’s By-laws in order to adapt it to comply with the Law #10.303/01, in which it is related to the issuance of new shares.
c)	To approve the total reformulation of the Company’s By-laws in order to update it and to adapt it to the Company’s new managing model as well as to solidify the Company’s By-laws due to the previous deliberations.

GENERAL INSTRUCTIONS

A)	The powers-of-attorney to be used at the Meeting must be filed with the headquarters, at Rua Silveira Martins 1036, módulo 3, 2nd floor, Ala C (Assessoria Jurídica), up to 48 hours before the Meetings;
B)	The shareholders participating in the Custody of Stock Exchange Nominal Shares who wish to participate in this Meeting shall submit to the company’s headquarters an abstract of their shareholding position issued by the custody entity 2 (two) days before the Meeting;
C)	The proposal for the new Company’s By-laws that will be examined at the Extraordinary Shareholders’ Meeting is available to the shareholders at the headquarters from 10:00 am to 04:00 pm.
D)	Persuant to the CVM Instruction #165 of December 11, 1991, as amended by the article #1 of the CVM Instruction #282 of June 26, 1998, at least 5.00% (five percent) interest in the voting capital is required to apply for the multiple voting procedure in the election of the members of the Board of Directors.

Salvador, February 19th, 2003

Felix Pablo Ivorra Cano

Chairman, Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE LESTE CELLULAR HOLDING COMPANY
Date: February 19, 2003	By:	/S/ CHARLES E. ALLEN

		Name:	Charles E. Allen
		Title:	Investor Relations Director